ITEM BANC TECHNOLOGY

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ITEM BANC
TECHNOLOGY
VALUATION

Item Banc is a technology that creates relative valuation to currencies derived from smart contracts on the blockchain for Basic Human Need products.

Item Banc, Inc. Valuation Technology

BHN
BASIC HUMAN NEED PRODUCTS
BUILDING MATERIALS BASIC CLOTHING PAPER PRODUCTS FOOD HYGIENE PRODUCTS

# CURRENCY VALUE IS BROKEN



The 14 billion dollar barter industry tells the story about broken currency values because transactions in barter take place when currency value for products and services is incorrect.

Currency Value is broken because there is no value standard and few tools for relative value information to compare different currencies.



INFORMATION CURRENCY





# YOU WILL BE OUR CUSTOMER

Eventually.

Our goal: To provide information to markets about the relative value of any national currency. To provide a world market value of the basic human need products that you use every day. Our first customers will be the 12 million people in the nation of Rwanda. Rwanda, named by World Economic Forum as the 9th Safest Country in the world, aims to be the Future Singapore of Africa.

INFORMATION CURRENCY
OPEN
BHN
PRODUCTS
BUILDING MATERIALS
BASIC CLOTHING
PAPER PRODUCTS
FOOD
HYGIENE PRODUCTS



# WHAT WE OFFER A RWANDAN CUSTOMER:

To inaugurate our BHN offering, we will offer to Rwandan residents a kind-of "gift card" to buy basic human need products already stocked in our warehouse in Kigali. The crypto-secured card is given to a customer if they watch a short video to understand how to use it.

We will also go to Rwandan producers of basic human need (BHN) products and trade our cards in fair value contract exchange for their products. The contract is a visible and automatic "smart contract" recorded on our Block Chain. The producers then will be able to spend their cards in the BHN warehouse or pay their employees or payables with the card (who can in turn spend it in the BHN warehouse).

This is how the circulation of our crypto cards (currency) begins.



**BUILDING MATERIALS   BASIC CLOTHING   PAPER PRODUCTS   FOOD   HYGIENE PRODUCTS**

# HOW DOES THIS MAKE PROFIT

The cards (cryptocurrency tokens) increase in value as BHN assets are staked against the currency.

The information about what BHN products are available, where and at what value is needed by banks and governments.

Consequently, the cryptocurrency increases in value to market.





INFORMATION CURRENCY

BUILDING MATERIALS   BASIC CLOTHING   PAPER PRODUCTS   FOOD   HYGIENE PRODUCTS

# WHAT HAVE WE TESTED.



1998
Patent Pending Item Banc Engine

2000 Market Research

2001 Software Testing and Contract Development

2002 International Trade and Regional Trade Distribution Testing

2009 BHN Development and Unity Currency Testing

2012 Retail Barter Industry Testing

2017 Cryptocurrency Integration

## SHARING OUR PURPOSE

Our purpose is to deliver valuation information. Our marketing is in that delivery. We believe if we deliver our plan in Rwanda then our story will be replicated throughout Africa.

Our story is our marketing because we will start by giving people in Rwanda a portion of this currency, a piece of our company, and a proof of value.

Our value is in our marketing and our plan is to show the bankers and the authorities that our technology and methods of doing business is invaluable to them.



INFORMATION CURRENCY



**THE BEST**

Our team is made of entrepreneurs who have, each one, learned how to make and grow a plan. Introducing a few of us in front:

**Anthony Short** is an Australian who builds out organizations by advising in restructuring and raising of capital for public companies.

**Henri Thompson** is a South African whose reputation was made by connecting nations in a common purpose.

**Jordan Gitterman** in Florida has connected people to projects in real estate, mining and cryptocurrency and he will move this project forward with talent from all over the world.

**Virginia Robertson** built an international corporate trade business in South Carolina and developed the framework for Item Banc technology.

**Christopher Freeman** from Savannah; Designer. Creative brand imaging, product design and development, manufacturing. Co-founder & design architect of BHN- Basic Human Needs Platform.

**Annette Riggs** of Denver built a retail and community barter company. She lent her expertise on the board of the largest trade organization in the world and to this plan from the start.

# FINANCIAL PLAN

## USE OF FUNDS



- IBF (Management)
- Software
- BHN
- Token Marketing
- Air Drop
- Founders
- Advisors

# COMPETITORS FOR USE CASE.

New currency asset types are racing to market. Some have very specific use cases such as Bitcoin for a universal store of value or tokens for specific industries like Med for medical records.

What all of these currencies need, including national (fiat) money, is an independent relative valuation technology.

Item Banc technology stands on its own in this use case.



INFORMATION CURRENCY



# WHY THIS TOKEN IS SOLID

## *"Back up a Truck"*

Over the last twenty years as this methodology of barter business was tested, our sales strategy to make contracts for products on trade developed a mantra. *"Back up a truck"*

In real business this means, if a company contracted their products for our trade credits their security was that they could always *"Back up a Truck"* to our warehouse and get that value back because the value was secured in liquid, hard goods, BHN assets.

It may seem counter-culture in the cryptocurrency world, but our objective is to back this currency token not just with capital but with liquid and basic needed commodity products.



**BUILDING MATERIALS  BASIC CLOTHING  PAPER PRODUCTS  FOOD  HYGIENE PRODUCTS**

# ANTICIPATED PARTNERSHIPS



We are actively working on securing a partnership with Cardano in Africa. Cardano is a third-generation Block Chain protocol that to date has reached an 8 billion dollar market cap, making it the eighth largest cryptocurrency in the world.

Our objective is to partner with Cardano and benefit from their assistance in functioning our contracts on their Block Chain platform.

We are also forging a relationship with Smart Africa, a coalition of African states with a mandate to prioritize technology on the continent.



# LONG TERM STRATEGY

Our business model should be functioning and our related software in use by May 1, 2019.

Our long term strategy anticipates our growth into other nations. The corresponding increase in value of the company is expected as more nations adopt Item Banc Technology.



 Item Banc, Inc.  Valuation Technology